Exhibit 99.1

Top Wealth Group Holding Limited Announces Financial Results for the First Half of Fiscal Year 2024

Top Wealth Group Holding Limited (“TWG” or the “Company”) (Nasdaq: TWG) is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Hong Kong operating subsidiary, the Company engaged in the trading of caviar in Hong Kong. The Company today announced its unaudited financial results for the six months ended June 30, 2024 (“First Half 2024”).

First Half of Fiscal Year 2024 Financial Results

	For the six months ended June 30,
	2024	2023	Change
	USD	USD	USD	%
Sales	$4,398,690	$6,966,288	(2,567,598)	(36.86)
Cost of sales	(2,076,190)	(4,185,773)	(2,109,583)	(50.40)

Gross profit	2,322,500	2,780,515	(458,015)	(16.47)

Other income	88	12	76	633.33

Selling expenses	(779,767)	(64,916)	(714,851)	1,101.19
Administrative expense	(2,103,855)	(895,026)	(1,208,829)	135.06

(Loss) profit before income tax	(561,034)	1,820,585	(2,381,619)	(130.82)
Income tax credit (expense)	92,571	(361,287)	453,858	(125.62)

(Loss) profit and total comprehensive (loss) income for the year	(468,463)	$1,459,298	(1,927,761)	(132.10)

Revenue

Revenue decreased by 36.86% from $6,966,288 for the six months ended June 30, 2023 to $4,398,690 for the six months ended June 30, 2024. The decrease was primarily due to our Christmas promotion in fiscal year 2003 that the revenue decrease in the January to March 2024, 3 months after the 2023 Christmas promotion.

Cost of sales

Cost of sales decreased by 50.40% from $4,185,773 for the six months ended June 30, 2023 to $2,076,190 for the six months ended June 30, 2024. The decrease ratio was more than the decrease in revenue, indicating a higher gross margin. The increase in gross margin is due to increase in sales price after 2023 Christmas promotion.

Selling expense

Selling expense increased by 1,101% from $64,916 for the six months ended June 30, 2023 to $779,767 for the six months ended June 30, 2024. The increase was mainly due to increase in advertising expenses and subcontracting charges for promotional events that we promote our caviar brand in the process of IPO.

Administrative expense

Administrative expense increased by 135.06 % from $895,026 for the six months ended June 30, 2023 to $2,103,855 for the six months ended June 30, 2024. The increase was mainly due to increase in listing expenses.

Income tax (credit) expense

Our income tax changed from $361,287 expense for the six months ended June 30, 2023 to $92,571 credit for the six months ended June 30, 2024. The change was primarily due to an increase in deferred tax asset for the loss during the First Half 2024.

Cash Flows

Net cash used in operating activities was $6,908,057 in the six months ended June 30, 2024, compared to $631,484 in the six months ended June 30, 2023. The increase was mainly due to increase in prepayments to supplier to secure our supplies of caviar.

Net cash provided by financing activities was $ 6,778,691 in the six months ended June 30, 2024, compared to net cash provided by financing activities of $ 594,673 in the six months ended June 30, 2023. This change was primarily due to the receipt of IPO net proceeds.

About Top Wealth Group Holding Limited

The Company is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Hong Kong operating subsidiary, the Company engaged in the trading of caviar. For more information, please visit the Company’s website at https://www.imperialcristalcaviar.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Top Wealth Group Holding Limited

Phone:  +852 3615 8567

Email:  info@topwealth.cc

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated balance sheets

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	$4,984	$134,350
Accounts receivable	2,746,320	5,972,736
Inventories	1,669,074	153,209
Prepayments	7,472,306	274,417
Deposits paid	595,063	595,063
Other receivables	717,304	–

Total current assets	13,205,051	7,129,775

Non-current assets
Property, plant and equipment, net	72,658	134,538
Right-of-use assets – operating lease	7,659	40,421
Deferred tax assets	136,819	44,248

Total non-current assets	217,136	219,207

Total assets	$13,422,187	$7,348,982

Current liabilities
Accrued expenses and other payables	221,412	425,673
Operating lease liabilities - current	7,659	40,421
Amount due to a related party	160,089	160,089
Borrowings	369,469	777,893
Current income tax payable	992,270	992,270

Total current liabilities	1,750,899	2,396,346

Commitments and contingencies

Shareholders’ equity
Common stock, $0.0001 par value; 500,000,000 shares authorized, 29,000,000 shares issued and outstanding as of June 30, 2024 and 27,000,000 shares issued and outstanding as of December 31, 2023	2,900	2,700
Additional paid-in capital	7,827,930	641,015
Retained earnings	3,840,458	4,308,921

Total shareholders’ equity	11,671,288	4,952,636

Total liabilities and equity	13,422,187	$7,348,982

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of operation and other comprehensive income

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2024	2023

Sales	$4,398,690	$6,966,288
Cost of sales	(2,076,190)	(4,185,773)

Gross profit	2,322,500	2,780,515

Other income	88	12

Selling expenses	(779,767)	(64,916)
Administrative expense	(2,103,855)	(895,026)

(Loss) profit before income tax	(561,034)	1,820,585
Income tax credit (expense)	92,571	(361,287)

(Loss) profit and total comprehensive (loss) income for the year	(468,463)	$1,459,298

(Loss) earnings per share:

Ordinary shares, - basic and diluted	$ cents (1.68)	$ cents 5.40

Weighted average shares outstanding used in calculating basic and diluted (loss) earnings per share
Ordinary shares, - basic and diluted	27,802,198	27,000,000

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of changes in equity

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Common stock outstanding	Amount	Additional paid-in capital	Retained earnings	Total

Balance as of January 1, 2023*	27,000,000	$2,700	$638,326	$1,870,826	$2,511,852
Pro Rata Share Issuance deemed as share split	–	–	2,699	–	2,699
Deemed capital reduction in reorganisation	–	–	(10)	–	(10)
Profit and total comprehensive income for the period	–	–	–	1,459,298	1,459,298

Balance as of June 30, 2023	27,000,000	$2,700	$641,015	$3,330,124	$3,971,140

Balance as of January 1, 2024	27,000,000	$2,700	$641,015	$4,308,921	$4,952,636
Issuance of common stock	–	200	7,186,915	–	7,187,115
Loss and total comprehensive loss for the period	–	–	–	(468,463)	(468,463)

Balance as of June 30, 2024	29,000,000	$2,900	$7,827,930	$3,840,458	$11,671,288

Top Wealth Group Holding Limited

Unaudited interim condensed consolidated statements of cash flows

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	For the six months ended June 30,
	2024	2023
Cash flows from operating activities
Net (loss) profit	$(468,463)	$1,459,298
Adjustments for:-
Depreciation of property, plant and equipment	61,880	116,830
Deferred tax credit	(92,571)	(12,505)
Changes in operating assets and liabilities:
Accounts receivable	3,226,416	(764,789)
Inventories	(1,515,865)	(1,944,124)
Prepayments	(7,197,889)	–
Other receivables	(717,304)	–
Accounts payable	–	(5,256)
Accrued expenses and other payables	(204,261)	136,526
Amounts due with related parties	–	8,744
Current income tax payable	–	373,792

Net cash used in operating activities	(6,908,057)	(631,484)

Cash flows from financing activities
Proceeds from borrowings	–	594,683
Repayment of borrowings	(408,424)	–
Deemed capital reduction on reorganisation		(10)
Proceeds from issuance of shares	7,187,115	–

Net cash provided by financing activities	6,778,691	594,673

Net decrease in cash and cash equivalents	(129,366)	(36,811)

Cash and cash equivalents at beginning of period	134,350	217,384

Cash and cash equivalents at end of period	$4,984	$180,573